Filed by Forest Road Acquisition Corp. II and Hyperloop Transportation Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Forest Road Acquisition Corp. II

Commission File No.: 001-40181

The following is a news article first made available on December 05, 2022.

Los Angeles Business Herald

HyperloopTT to Become Public Company

By: Destiny Torres

December 05, 2022

HyperloopTT to Become Public Company

Hyperloop Transportation Technologies, a transportation and technology licensing company, and Forest Road Acquisition Corp. II, a publicly traded special purpose acquisition company, have entered into a definitive merger agreement that is expected to result in HyperloopTT becoming a publicly listed company.

Directors of HyperloopTT and Forest Road have unanimously approved this transaction. The deal, which was announced on Nov. 22, is subject to customary closing conditions and is expected to close in the first half of 2023.

The Playa Vista-based technology company is focused on realizing the hyperloop, a system that moves people and goods sustainably by levitating capsules and moving them at the same velocity as airplanes, which is made possible by using passive magnetic levitation technology and a linear electric motor in a tube with minimal pressure, reducing resistance.

The merger transaction ascribes to HyperloopTT an equity value of approximately $600 million and is expected to deliver up to $330 million in net proceeds to the combined company at close.

The company developed a hyperloop test track in Toulouse, France. According to HyperloopTT, with the deployment of this test track, the company has built a portfolio relating to patents across levitation and propulsion, low-pressure tube transportation and passenger experience. These patents are the basis of a technology that combines sustainability with the ability to reach destinations faster, which plays into HyperloopTT’s goal of redefining the urban landscape, creating new economic opportunities, and disrupting the transportation industry.

HyperloopTT licenses its technology to its customers, which include governments, infrastructure operators, and transportation operators. Its technology licensing business model would enable three potential revenue streams: a one-time license fee during system construction, annual license fees throughout the life of a system, and annual percentage of sales.

There are several hyperloop projects in various stages globally, including a prototype in Italy called the “Hyper Transfer Demonstrator project” which is awaiting final approval.

A Hyperloop TT capsule stationed in a hangar.

Red flags?

Lloyd Greif, president and chief executive of the downtown-based investment bank Greif & Co., believes it is a risky deal.

“There is no (initial public offering) market right now,” Greif said. “You can hear a pin drop in the initial public offering markets here in the U.S. So, their next choice is, ‘We need access to capital. We think we can get access to capital on a more efficient basis and at a lower cost of capital if we’re publicly traded.’ Hence, merging into this blank check company.”

Greif continued, saying the company’s projects are “very early stage.” “They talk about hyper cargo solutions for Germany. They’re at precommercialization-ready technology, which means they’re not commercializing it,” Greif said.

Another concern is that the deal is being made with a special purpose acquisition company, or SPAC. According to Greif, SPACs have been on a sharp decline over the past year. “The SPAC deals, typically the majority of them, trade down after they go public. So, this is going to go public at $10 a share. And then the question is, what’s it going to be one month after it goes public, or two months or three months or one year?” Greif said.

Greif’s opinion is that HyperloopTT is not ready for the public stage, yet. “If you’ve got a high-tech company and the technology isn’t ready, so to speak, it’s still in the development stage. That’s a venture capital deal,” Greif explained. “It’s financed by sophisticated institutional investors who are there to take an idea through the product stage and then when it’s in a process of being commercialized and beginning to be commercialized, they can then talk about going to the public markets and gaining access to capital. Public market is not supposed to be the venture capital. Public markets are supposed to be for more mature companies,” he said.

Moving Forward

Andrés de León, chief executive of HyperloopTT, refutes that. “Our company is definitely ready to go public,” De León said. “We have been thinking about this and we have been preparing ourselves. Of course, if we were not ready, we would not do (it). We also believe that the addition of Forest Road is going to help us.”

De León believes going public is the right step to making the company more legitimate, especially at a time when they are discussing constructing more projects around the world. “The industry is taking some acceleration,” De León said. “We believe that being a public company is going to give us legitimacy. It’s going to make us more credible.” Despite the shaky economy, he believes now is the time to make this jump into the public markets.

“A lot of people told us a long time ago that it was not time for a hyperloop system and that we were never going to see a hyperloop system and we were never going to go through regulation,” De León said. “We like a challenge. We are innovators with a challenge, and we believe that that is the moment to (go public).”

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination (the “Business Combination”), Forest Road intends to file a preliminary proxy statement/prospectus and a definitive proxy statement/final prospectus with the SEC. Forest Road’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/final prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about Forest Road and HyperloopTT and the Business Combination. When available, the definitive proxy statement/final prospectus and other relevant materials for the Business Combination will be mailed to stockholders of Forest Road as of a record date to be established for voting on the Business Combination. Stockholders of Forest Road will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/final prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Forest Road Acquisition Corp. II, 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Idan Shani.

Participants in the Solicitation

Forest Road, Forest Road’s directors and executive officers and the Forest Road Acquisition Sponsor II LLC, may be deemed participants in the solicitation of proxies from Forest Road’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Forest Road is contained in the Registration Statement on Form S-1, which was initially filed by Forest Road with the SEC on February 18, 2021, and as amended, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Forest Road Acquisition Corp. II, 1177 Avenue of the Americas, 5th Floor, New York, New York 10036, Attention: Idan Shani. Additional information regarding the interests of such participants will be contained in the definitive proxy statement/final prospectus for the Business Combination when available.

HyperloopTT and its respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Forest Road in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the definitive proxy statement/final prospectus for the proposed Business Combination when available.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forest Road’s and HyperloopTT’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Forest Road’s and HyperloopTT’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Forest Road’s and HyperloopTT’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the outcome of any legal proceedings that may be instituted against Forest Road and HyperloopTT following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed transaction, including due to failure to obtain approval of the stockholders of Forest Road, certain regulatory approvals or satisfy other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on HyperloopTT’s business and/or the ability of the parties to complete the Business Combination; (6) the inability to obtain or maintain the listing of the shares of common stock of the post-acquisition company on a national securities stock exchange following the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (8) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that HyperloopTT or the combined company may be adversely affected by other political, economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in Forest Road’s other filings with the SEC. Forest Road cautions that the foregoing list of factors is not exclusive. Forest Road cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Forest Road does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

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